February 12, 2018

Tom Wood
President and Chief Executive Officer
RemSleep Holdings, Inc.
699 Walnut St. Suite 400
Des Moines, Iowa 50309-3962

       Re: RemSleep Holdings, Inc.
           Item 4.02 Form 8-K
           Filed January 29, 2018
           File No. 000-53450

Dear Mr. Wood:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary.
Please be as detailed as necessary in your explanation.

        Please understand the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on January 29, 2018

Item 4.02, page 1

1. We note that the company has been advised by, or has received notice from its independent accountant that disclosure should be made or action should be taken to prevent future reliance on previously issued financial statements. Please amend to provide a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).
2. Moreover, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and requests that it furnish you with a letter addressed to the Commission, stating whether it agrees with the
 Tom Wood
RemSleep Holdings, Inc.
February 12, 2018
Page 2
         statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letter greatly facilitate our review. Please understand that we have additional comments after reviewing your amendment and responses to our comments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 if you
have questions.
FirstName LastNameTom Wood
Comapany NameRemSleep Holdings, Inc.                     Division of
Corporation Finance
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